Exhibit (a)(iv)

PO Box 219015, Kansas City, MO 64121-9015

Dear Stockholder:
Our records show that you have submitted a redemption request under the share redemption program (the “SRP”) of KBS Strategic Opportunity REIT, Inc. (“SOR”) that has not yet been satisfied in part or in full. This communication is to inform you that, on April 23, 2018, SOR commenced a self-tender offer (the “Offer”) for up to 8,234,217 shares of common stock at a price of $10.93 per share, or approximately $90 million of shares. Unless extended or withdrawn, the tender offer will expire at midnight Eastern Time on Friday, May 18, 2018.
The company is conducting the Offer in order to make liquidity available to stockholders in excess of that permitted under the share redemption program (“SRP”). Because of the anticipated Offer, the SRP was previously suspended indefinitely commencing with the March 2018 redemption period. The board of directors has subsequently authorized the SRP to resume after the Offer, commencing with the June 2018 redemption period. Because the SRP has now been suspended from March 29, 2018 through May 31, 2018, no redemptions have been or will be made in March, April or May of 2018 (including those requested following a stockholder’s death, qualifying disability or determination of incompetence). The company has cancelled all outstanding redemption requests under the SRP and is not accepting any redemption requests under the SRP until the completion of the Offer.
The Offer price of $10.93 per share is 95% of our most recent estimated value per share and will be paid in cash, less any applicable withholding taxes and without interest, as further described in the Offer to Purchase and Letter of Transmittal filed with Securities and Exchange Commission on April 23, 2018. Questions or requests for assistance may be directed to, and copies of the Offer to Purchase and Letter of Transmittal may be obtained by going to SOR’s website at www.kbsstrategicopportunityreit.com or by calling DST Systems, Inc. at 866-584-1381. If you would like to tender a portion or all of your shares pursuant to the terms of the Offer, please follow the instructions given in the materials to properly complete and submit the Letter of Transmittal by midnight Eastern Time on May 18, 2018.

If you would like to submit a redemption request under the SRP, you may do so after the Offer expires. Because the SRP has been suspended through May 31, 2018, redemptions under the SRP are expected to resume on the last business day of June. However, in its sole discretion, our board of directors could amend, further suspend or terminate our share redemption program upon 10 business days’ notice and the SRP includes numerous restrictions that could limit a stockholder’s ability to sell his or her shares.
If you feel an error has been made, please contact your financial advisor or DST Systems at 866-584-1381.
Sincerely,
Keith D. Hall
Chief Executive Officer